14040069

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
405

SEC FILE NUMBER
8- 16429

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rothschild Investment Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 S. Wacker Drive, Suite 6500
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bradley C. Drake (312)983-8956
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey, LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker, Suite 800	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bradley C. Drake, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rothschild Investment Corporation, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Vice President, CFO

Title

Notary Public Feb. 20, 2014

"OFFICIAL SEAL"
Nancy J Simenson
Notary Public, State of Illinois
My Commission Expires 3/26/2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rothschild Investment Corporation

Statement of Financial Condition
December 31, 2013

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

McGladrey

Independent Auditor's Report

To the Board of Directors
Rothschild Investment Corporation
Chicago, Illinois

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Rothschild Investment Corporation (the Company) as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Rothschild Investment Corporation as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

Chicago, Illinois
February 28, 2014

Rothschild Investment Corporation

Statement of Financial Condition
December 31, 2013

Assets		
Cash	$	517,228
Receivable from and deposit with clearing broker		1,018,860
Securities owned, at fair value		2,713,989
Furniture, equipment and leasehold improvements		
(net of accumulated depreciation and amortization of $345,242)		219,438
Prepaid expenses		180,451
Other assets		187,858
Total assets	$	4,837,824
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$	759,110
Securities sold, not yet purchased		165,822
Deferred rent		279,306
Total liabilities		1,204,238
Stockholders' equity		3,633,586
Total liabilities and stockholders' equity	$	4,837,824

See Notes to Statement of Financial Condition.

Note 1. Nature of Organization and Significant Accounting Policies

Nature of organization: Rothschild Investment Corporation (the Company) is a registered securities broker-dealer and a registered investment advisor. As a broker-dealer, the Company provides brokerage services to retail and institutional customers located primarily throughout the Midwestern United States, with customer transactions cleared through another broker-dealer on a fully disclosed basis. As an investment adviser, the Company provides investment management services to individuals, trusts and retirement plans.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. The requirement of Paragraph (k)(2)(ii) provides that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker.

The following is a summary of the Company's significant accounting policies:

Accounting policies: The Company follows the Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities owned and sold, not yet purchased: Securities transactions and related revenues and expenses are recorded on a trade-date basis as if they had settled and reflected at fair value. The resulting realized gains and losses and change in unrealized gains and losses are reflected in revenue on the statement of operations.

Furniture, equipment and leasehold improvements: Furniture, equipment and leasehold improvements are recorded at cost. Furniture and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the lesser of the term of the lease or the economic useful lives of the improvements.

Deferred rent: Operating lease obligations, including incentives, are amortized on a straight-line basis over the term of the lease. Deferred rent is recognized for the difference between recognized rent expense and actual cash payments for rent.

Revenue recognition: Investment advisory fees are based on contractual rates applied to assets managed and recognized as earned.

Commissions and related clearing expenses are recorded on a trade-date basis.

Interest income is recognized on an accrual basis.

Note 1. Nature of Organization and Significant Accounting Policies (Continued)

Income taxes: The Company has elected to be treated as a qualified subchapter "S" corporation under the Internal Revenue Code. As a result, the Company does not pay any federal corporate income taxes. Instead, stockholders are liable for individual federal income taxes on their respective shares of the Company's taxable income. Accordingly, no provision or benefit for federal income taxes has been made in these financial statements.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-than-likely-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-than-likely-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain tax positions through December 31, 2013.

The Company is generally not subject to examination by the U.S. Federal and state tax authorities for tax years before 2010.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.

Note 2. Receivable from and Deposit with Clearing Broker

The Company clears customer transactions on a fully disclosed basis and proprietary transactions through the Company's clearing broker.

Amounts receivable from and on deposit with the clearing broker at December 31, 2013, consist of the following:

Cash	$	254,474
Money market funds		656,186
Deposit		100,000
Fees and commissions receivable		8,200
	$	1,018,860

The deposit is required to be maintained in accordance with the Company's agreement with the clearing broker.

At December 31, 2013, cash on deposit with the Company's clearing broker may serve as collateral for amounts due to the clearing broker and securities sold short, not yet purchased, if any.

Note 3. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. Financial assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the financial investment.

The following table presents the Company's financial assets and liabilities measured at fair value at December 31, 2013 using the fair value hierarchy:

Description	Level 1	Total
Assets		
Receivable from and deposit with clearing broker		
Money market funds	$ 656,186	$ 656,186
Securities owned		
Equity securities	2,713,989	2,713,989
	$ 3,370,175	$ 3,370,175
Liabilities		
Securities sold, not yet purchased		
Mutual fund	$ (165,822)	$ (165,822)
	$ (165,822)	$ (165,822)

Securities traded on a national securities exchange are stated at the last reported sales price on the day of valuation. Money market funds and mutual funds are valued based on the published net asset value per share on the day of valuation. These financial instruments are classified as Level 1 in the fair value hierarchy.

Note 3. Fair Value Measurement (Continued)

As of and for the year ended December 31, 2013, the Company had no financial instruments categorized as Level 2 or Level 3 of the fair value hierarchy.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no significant transfers among Levels 1, 2, and 3 during the year.

Note 4. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at December 31, 2013, consisted of the following:

Furniture and equipment	$ 274,530
Leasehold improvements	290,150
	564,680
Less accumulated depreciation and amortization	(345,242)
	$ 219,438

Note 5. Common Stock

The Company has two classes of common stock. There are 500,000 shares of $2 par value Class A voting common stock authorized and 266,501 shares issued at December 31, 2013. Net of Class A common shares held in Treasury, there were 184,568 shares outstanding at December 31, 2013.

There are 500,000 shares of $.10 par value Class B nonvoting common stock authorized and 269,942 shares issued at December 31, 2013. Net of Class B common shares held in Treasury, there were 185,773 shares outstanding at December 31, 2013.

The Company's certificate of incorporation provides, among other things, that the Company has the option, under certain circumstances and subject to minimum capital requirements, to purchase a stockholder's interest within a specified period of time, as defined.

Note 6. Commitments and Contingencies

The Company leases office space under a noncancelable operating lease agreement that expires in March 2017. The future minimum annual rentals, exclusive of additional payments that may be required for certain increases in taxes and operating costs, are as follows:

2014	$ 390,345
2015	402,055
2016	414,117
2017	104,289
	$ 1,310,806

In the normal course of business, the Company is subject to litigation, claims and regulatory and arbitration matters. The Company vigorously defends against these matters, and in the opinion of management, the resolution of these matters will not result in any material adverse effect on the Company's financial position.

Note 7. Profit Sharing Plan

The Company has a discretionary profit sharing plan that covers all eligible employees. Profit sharing amounts may be contributed at the option of the Company's Board of Directors.

The Company earns commissions from executing trades for the profit sharing plan. In addition, investment advisory fees for services rendered to the plan were absorbed by the Company.

Note 8. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. Management of the Company expects the risk of loss to be remote.

Note 9. Financial Instruments with Off-Balance-Sheet Risk

Customers' transactions are introduced to and cleared through Pershing, LLC, the Company's clearing broker. Under the terms of its clearing agreement, the Company guarantees the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

The Company is exposed to off-balance-sheet counterparty risk resulting from principal transactions in securities. Such risk arises in the event that counterparties fail to satisfy their obligations and the related collateral is insufficient. The Company monitors such risk on a daily basis.

The receivable from and deposit with the clearing broker, and cash equivalents held by the clearing broker, resulting from the Company's trading and brokerage activities, represent a concentration of credit risk. The Company does not anticipate nonperformance by its customers or clearing broker. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains cash in its trading accounts at its clearing broker and in bank deposit accounts. The cash in bank deposit accounts may at times exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk on cash.

Note 10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $2,324,227, which was $2,074,227 in excess of its required net capital $250,000. The Company's net capital ratio was 0.45 to 1.

Rothschild Investment Corporation

Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7)
December 31, 2013

McGladrey

Independent Accountant's Report

February 28, 2014

To the Board of Directors
Rothschild Investment Corporation
311 S. Wacker Drive
Chicago, Illinois 60606

Attention: Mr. Karger

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by the Rothschild Investment Corporation (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, copies of checks, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey LLP

Chicago, Illinois

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

016429 FINRA DEC
ROTHSCHILD INVESTMENT CORPORATION 16*16
311 S WACKER DR STE 6500
CHICAGO IL 60606-6694

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Brad Drake 312-983-8959

2. A. General Assessment (item 2e from page 2) $ 26,705

B. Less payment made with SIPC-6 filed (exclude interest) (13,155)

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 13,550

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 13,550

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 13,550

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Rothschild Investment Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Vice President
(Title)

Dated the 28th day of February, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ _______ _______
Postmarked Received Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 14,147,182
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	31,446
Total additions	31,446
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,674,055
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	210,491
(4) Reimbursements for postage in connection with proxy solicitation.	3,098
(5) Net gain from securities in investment accounts.	1,574,567
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 34,605	
Enter the greater of line (i) or (ii)	34,605
Total deductions	3,496,816
2d. SIPC Net Operating Revenues	$ 10,681,812
2e. General Assessment @ .0025	$ 26,705

(to page 1, line 2.A.)

Rothschild Investment Corporation

Statement of Financial Condition
December 31, 2013

Contents

McGladrey

Independent Auditor's Report

To the Board of Directors
Rothschild Investment Corporation
Chicago, Illinois

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Rothschild Investment Corporation (the Company) as of December 31, 2013 and the related notes (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Rothschild Investment Corporation as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

Chicago, Illinois
February 28, 2014

Rothschild Investment Corporation

Statement of Financial Condition
December 31, 2013

Assets	
Cash	$ 517,228
Receivable from and deposit with clearing broker	1,018,860
Securities owned, at fair value	2,713,989
Furniture, equipment and leasehold improvements	
(net of accumulated depreciation and amortization of $345,242)	219,438
Prepaid expenses	180,451
Other assets	187,858
Total assets	$ 4,837,824
Liabilities and Stockholders' Equity	
Liabilities	
Accounts payable and accrued expenses	$ 759,110
Securities sold, not yet purchased	165,822
Deferred rent	279,306
Total liabilities	1,204,238
Stockholders' equity	3,633,586
Total liabilities and stockholders' equity	$ 4,837,824

See Notes to Statement of Financial Condition.

Note 1. Nature of Organization and Significant Accounting Policies

Nature of organization: Rothschild Investment Corporation (the Company) is a registered securities broker-dealer and a registered investment advisor. As a broker-dealer, the Company provides brokerage services to retail and institutional customers located primarily throughout the Midwestern United States, with customer transactions cleared through another broker-dealer on a fully disclosed basis. As an investment adviser, the Company provides investment management services to individuals, trusts and retirement plans.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. The requirement of Paragraph (k)(2)(ii) provides that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker.

The following is a summary of the Company's significant accounting policies:

Accounting policies: The Company follows the Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities owned and sold, not yet purchased: Securities transactions and related revenues and expenses are recorded on a trade-date basis as if they had settled and reflected at fair value. The resulting realized gains and losses and change in unrealized gains and losses are reflected in revenue on the statement of operations.

Furniture, equipment and leasehold improvements: Furniture, equipment and leasehold improvements are recorded at cost. Furniture and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the lesser of the term of the lease or the economic useful lives of the improvements.

Deferred rent: Operating lease obligations, including incentives, are amortized on a straight-line basis over the term of the lease. Deferred rent is recognized for the difference between recognized rent expense and actual cash payments for rent.

Revenue recognition: Investment advisory fees are based on contractual rates applied to assets managed and recognized as earned.

Commissions and related clearing expenses are recorded on a trade-date basis.

Interest income is recognized on an accrual basis.

Note 1. Nature of Organization and Significant Accounting Policies (Continued)

Income taxes: The Company has elected to be treated as a qualified subchapter "S" corporation under the Internal Revenue Code. As a result, the Company does not pay any federal corporate income taxes. Instead, stockholders are liable for individual federal income taxes on their respective shares of the Company's taxable income. Accordingly, no provision or benefit for federal income taxes has been made in these financial statements.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-than-likely-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-than-likely-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain tax positions through December 31, 2013.

The Company is generally not subject to examination by the U.S. Federal and state tax authorities for tax years before 2010.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.

Note 2. Receivable from and Deposit with Clearing Broker

The Company clears customer transactions on a fully disclosed basis and proprietary transactions through the Company's clearing broker.

Amounts receivable from and on deposit with the clearing broker at December 31, 2013, consist of the following:

Cash	$ 254,474
Money market funds	656,186
Deposit	100,000
Fees and commissions receivable	8,200
	$ 1,018,860

The deposit is required to be maintained in accordance with the Company's agreement with the clearing broker.

At December 31, 2013, cash on deposit with the Company's clearing broker may serve as collateral for amounts due to the clearing broker and securities sold short, not yet purchased, if any.

Note 3. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. Financial assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the financial investment.

The following table presents the Company's financial assets and liabilities measured at fair value at December 31, 2013 using the fair value hierarchy:

Description	Level 1	Total
Assets		
Receivable from and deposit with clearing broker		
Money market funds	$ 656,186	$ 656,186
Securities owned		
Equity securities	2,713,989	2,713,989
	$ 3,370,175	$ 3,370,175
Liabilities		
Securities sold, not yet purchased		
Mutual fund	$ (165,822)	$ (165,822)
	$ (165,822)	$ (165,822)

Securities traded on a national securities exchange are stated at the last reported sales price on the day of valuation. Money market funds and mutual funds are valued based on the published net asset value per share on the day of valuation. These financial instruments are classified as Level 1 in the fair value hierarchy.

Note 3. Fair Value Measurement (Continued)

As of and for the year ended December 31, 2013, the Company had no financial instruments categorized as Level 2 or Level 3 of the fair value hierarchy.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no significant transfers among Levels 1, 2, and 3 during the year.

Note 4. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at December 31, 2013, consisted of the following:

Furniture and equipment	$ 274,530
Leasehold improvements	290,150
	564,680
Less accumulated depreciation and amortization	(345,242)
	$ 219,438

Note 5. Common Stock

The Company has two classes of common stock. There are 500,000 shares of $2 par value Class A voting common stock authorized and 266,501 shares issued at December 31, 2013. Net of Class A common shares held in Treasury, there were 184,568 shares outstanding at December 31, 2013.

There are 500,000 shares of $.10 par value Class B nonvoting common stock authorized and 269,942 shares issued at December 31, 2013. Net of Class B common shares held in Treasury, there were 185,773 shares outstanding at December 31, 2013.

The Company's certificate of incorporation provides, among other things, that the Company has the option, under certain circumstances and subject to minimum capital requirements, to purchase a stockholder's interest within a specified period of time, as defined.

Note 6. Commitments and Contingencies

The Company leases office space under a noncancelable operating lease agreement that expires in March 2017. The future minimum annual rentals, exclusive of additional payments that may be required for certain increases in taxes and operating costs, are as follows:

2014	$ 390,345
2015	402,055
2016	414,117
2017	104,289
	$ 1,310,806

In the normal course of business, the Company is subject to litigation, claims and regulatory and arbitration matters. The Company vigorously defends against these matters, and in the opinion of management, the resolution of these matters will not result in any material adverse effect on the Company's financial position.

Note 7. Profit Sharing Plan

The Company has a discretionary profit sharing plan that covers all eligible employees. Profit sharing amounts may be contributed at the option of the Company's Board of Directors.

The Company earns commissions from executing trades for the profit sharing plan. In addition, investment advisory fees for services rendered to the plan were absorbed by the Company.

Note 8. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. Management of the Company expects the risk of loss to be remote.

Note 9. Financial Instruments with Off-Balance-Sheet Risk

Customers' transactions are introduced to and cleared through Pershing, LLC, the Company's clearing broker. Under the terms of its clearing agreement, the Company guarantees the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

The Company is exposed to off-balance-sheet counterparty risk resulting from principal transactions in securities. Such risk arises in the event that counterparties fail to satisfy their obligations and the related collateral is insufficient. The Company monitors such risk on a daily basis.

The receivable from and deposit with the clearing broker, and cash equivalents held by the clearing broker, resulting from the Company's trading and brokerage activities, represent a concentration of credit risk. The Company does not anticipate nonperformance by its customers or clearing broker. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains cash in its trading accounts at its clearing broker and in bank deposit accounts. The cash in bank deposit accounts may at times exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk on cash.

Note 10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $2,324,227, which was $2,074,227 in excess of its required net capital $250,000. The Company's net capital ratio was 0.45 to 1.